SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  October 2007

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.	Notice Under Section 708A(5) of the Corporations Act

COMPANY ANNOUNCEMENT
(ASX:PBT)

Notice Under Section 708A(5) of the Corporations Act

17 October 2007

This notice is given under paragraph (5)(e) of section 708A of the Corporations Act.

The following securities of the Company were issued without disclosure to investors under Part 6D.2 of the Corporations Act:

Type:	Shares	Unlisted Options	Unlisted Options
Class/Description:	Ordinary (Fully Paid)	Exercisable at $0.37 on or before 31 October 2010.	Exercisable at $0.43 on or before 30 November 2010.
ASX Code:	PBT	New class	New class
Date of Issue:	17 October 2007	17 October 2007	17 October 2007
Number Issued:	21,771,587	3,628,598	3,628,598
Issue Price per Security	A$0.285	Free attaching (1 for 6)	Free attaching (1 for 6)

The Company intends to apply to Australian Stock Exchange Limited for quotation of the above shares. The options will remain unlisted until exercised into ordinary shares.

As at the date of this notice, the Company has complied with:

(a)	the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and
(b)	section 674 of the Corporations Act.

Other information which is excluded information required to be disclosed under paragraph (6)(e) of section 708A of the Corporations Act	None.

For and on behalf of Prana Biotechnology Ltd,

Richard Revelins
Company Secretary
Prana Biotechnology Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED (Registrant) By /s/ Geoffrey Kempler Geoffrey Kempler, Executive Chairman

Date: October 17, 2007